United States securities and exchange commission logo





                            October 20, 2023

       Albert Wong
       Chairman and Chief Executive Officer
       JVSPAC Acquisition Corp.
       G/F Hang Tak Building
       1 Electric Street
       Wan Chai, Hong Kong

                                                        Re: JVSPAC Acquisition
Corp.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted October
6, 2023
                                                            CIK No. 0001866001

       Dear Albert Wong:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement submitted October 6,
2023

       Cover Page

   1.                                                   We reissue comment 2.
We note the disclosure on the cover page that if you "enter into a business combination
with a target business operating in China, the combined company may face risks
associated with regulatory approvals of the proposed business combination between us and the
target, offshore offerings, anti-monopoly regulatory actions, and cybersecurity and data
privacy." Please revise this disclosure and similar disclosure throughout the
prospectus to disclose that you currently face such risks, even without a business combination
with a company operating in China, based upon the location of the company in the PRC.
Your disclosure should make clear whether these risks could result in a material change in
your operations, including your search for a target business.
 Albert Wong
JVSPAC Acquisition Corp.
October 20, 2023
Page 2
Summary, page 2

2. We reissue comment 3. Provide a clear description of how cash is transferred through your organization. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.
3. Please revise your summary to clearly address the legal and operational risks associated with being based in China.
4. We reissue comment 6. Disclose each permission or approval that you are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace
         Administration of China (CAC) or any other governmental agency and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you: (i) do not receive or maintain such permissions or approvals, (ii)
         inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
Summary of Risk Factors, page 27

5. We partially reissue comment 8. Please revise the Summary of Risk Factors to reflect their applicability of the current company, not just post business combination company, due to your location in Hong Kong. In particular, describe the significant regulatory, liquidity, and enforcement risks, including the risk that the Chinese government may intervene or influence your operations at any time or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations, including your search for a target business.
Risk Factors, page 31

6. We note your response to comment 9. Please clearly disclose in the prospectus, if true that you do not believe that the excise tax enacted as part of the Inflation Reduction Act will be applicable to you and that you will not change your corporate structure as a non-US entity such that stock buyback excise tax under the Inflation Reduction Act would apply.
Enforceability of Civil Liabilities, page 84
FirstName LastNameAlbert Wong
7. We partially reissue comment 13. Please discuss more specifically the limitations on
Comapany    NameJVSPAC
       investors being ableAcquisition   Corp.of process in Hong Kong. Please
also discuss the
                            to effect service
Octobercost
         20,and time
             2023    constraints
                  Page  2        of potential actions brought in Hong Kong or
Mainland China.
FirstName LastName
 Albert Wong
FirstName LastNameAlbert
JVSPAC Acquisition Corp. Wong
Comapany
October 20,NameJVSPAC
            2023       Acquisition Corp.
October
Page 3 20, 2023 Page 3
FirstName LastName
       Please contact Mark Rakip at 202-551-3573 or Kristina Marrone at 202-551-3429 if you
have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Pam Howell at 202-551-3357 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:      Giovanni Caruso, Esq.